Exhibit 99.2

Management’s Report

Management’s Responsibility on Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012. The Company’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2012.

(signed)	(signed)

Myron M. Stadnyk	Steven W. Sinclair
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

Calgary, Alberta
February 6, 2013

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of ARC Resources Ltd. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ARC Resources Ltd.’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte LLP”

Independent Registered Chartered Accountants

February 6, 2013

Calgary, Canada

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 6, 2013 expressed an unqualified opinion on those financial statements.

(signed) “Deloitte LLP”

Independent Registered Chartered Accountants

February 6, 2013

Calgary, Canada

CONSOLIDATED BALANCE SHEETS

As at

(Cdn$ millions)	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents (Note 6)	$194.6	$0.5
Short-term investment	1.7	3.3
Accounts receivable	164.3	168.1
Prepaid expenses	13.1	14.3
Risk management contracts (Note 15)	30.9	21.0
Assets held for sale (Note 10)	0.3	4.6
	404.9	211.8
Reclamation funds (Note 8)	29.8	26.9
Risk management contracts (Note 15)	1.7	3.7
Property, plant and equipment (Note 10)	4,704.4	4,645.6
Intangible exploration and evaluation assets (Note 9)	238.1	187.7
Goodwill	248.2	248.2
Total assets	$5,627.1	$5,323.9

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$301.0	$305.0
Current portion of long-term debt (Note 12)	39.7	40.5
Dividends payable	30.9	28.9
Risk management contracts (Note 15)	0.5	18.9
Liabilities associated with assets held for sale	1.3	1.9
	373.4	395.2
Risk management contracts (Note 15)	10.3	3.0
Long-term debt (Note 12)	747.7	721.2
Long-term incentive compensation liability (Note 18)	24.5	18.5
Other deferred liabilities	19.3	21.4
Asset retirement obligations (Note 13)	532.9	496.4
Deferred taxes (Note 16)	522.3	506.4
Total liabilities	2,230.4	2,162.1

COMMITMENTS AND CONTINGENCIES (Note 19)

SHAREHOLDERS’ EQUITY
Shareholders’ capital (Note 17)	3,670.2	3,218.3
Contributed surplus	1.7	0.5
Deficit	(275.2)	(57.0)
Total shareholders’ equity	3,396.7	3,161.8
Total liabilities and shareholders’ equity	$5,627.1	$5,323.9

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors

(signed)	(signed)
Mac H. Van Wielingen	Kathleen M. O’Neill
Chairman of the Board of Directors and Director	Chair of the Audit Committee and Director

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31

(Cdn$ millions, except per share amounts)	2012	2011

Sales of crude oil, natural gas and natural gas liquids	$1,389.4	$1,438.2
Royalties	(195.7)	(219.3)
REVENUE	1,193.7	1,218.9

Gain on risk management contracts (Note 15)	80.6	59.3
	1,274.3	1,278.2

EXPENSES
Transportation	44.1	36.1
Operating	321.8	295.3
General and administrative	97.1	80.1
Interest and financing charges	45.3	38.9
Accretion of asset retirement obligation (Note 13)	12.4	13.4
Depletion, depreciation, amortization and impairment (Note 10)	571.1	509.2
(Gain) loss on foreign exchange	(7.3)	10.5
Loss on short-term investments	1.6	0.2
Gain on disposal of petroleum and natural gas properties (Note 10)	(0.2)	(89.5)
	1,085.9	894.2
Provision for income taxes (Note 16)
Current	29.9	-
Deferred	19.3	97.0
	49.2	97.0

Net income	$139.2	$287.0

Net income per share (Note 17)
Basic	$0.47	$1.00
Diluted	$0.47	$1.00

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31

(Cdn$ millions)	2012	2011

Net income	$139.2	$287.0

Other comprehensive income, net of tax
Net unrealized gains on available-for-sale reclamation funds’ investments	-	0.1
Other comprehensive income	-	0.1
Comprehensive income	$139.2	$287.1

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31

(Cdn$ millions)

	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
December 31, 2010	$3,112.5	$-	$-	$(0.1)	$3,112.4
Shares issued for cash	1.6	-	-	-	1.6
Shares issued pursuant to the dividend reinvestment program	104.2	-	-	-	104.2
Share option expense	-	0.5	-	-	0.5
Comprehensive income	-	-	287.0	0.1	287.1
Dividends declared	-	-	(344.0)	-	(344.0)
December 31, 2011	$3,218.3	$0.5	$(57.0)	$-	$3,161.8
Shares issued for cash	346.2	-	-	-	346.2
Shares issued pursuant to the dividend reinvestment program	116.3	-	-	-	116.3
Share issue costs (1)	(10.6)	-	-	-	(10.6)
Share option expense	-	1.2	-	-	1.2
Comprehensive income	-	-	139.2	-	139.2
Dividends declared	-	-	(357.4)	-	(357.4)
December 31, 2012	$3,670.2	$1.7	$(275.2)	$-	$3,396.7

(1)	Amount is net of deferred tax of $3.7 million.

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

(Cdn$ millions)	2012	2011

CASH FLOW FROM OPERATING ACTIVITIES
Net income	$139.2	$287.0
Add items not involving cash:
Unrealized (gain) loss on risk management contracts (Note 15)	(14.2)	16.5
Accretion of asset retirement obligation	12.4	13.4
Depletion, depreciation, amortization and impairment	571.1	509.2
Unrealized (gain) loss on foreign exchange	(8.2)	9.7
Gain on disposal of petroleum and natural gas properties	(0.2)	(89.5)
Deferred tax expense	19.3	97.0
Other (Note 21)	0.4	1.0
Net change in other liabilities (Note 21)	(10.6)	(9.6)
Change in non-cash working capital (Note 21)	(5.7)	68.0
	703.5	902.7

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of long-term debt under revolving
credit facilities, net	(324.2)	(35.2)
Issue of Senior Notes (Note 12)	397.8	-
Repayment of Senior Notes	(39.6)	(16.3)
Issue of common shares (Note 17)	346.2	1.6
Share issue costs (Note 17)	(14.3)	-
Cash dividends paid	(239.1)	(238.7)
	126.8	(288.6)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(33.7)	(57.8)
Disposals of petroleum and natural gas properties	1.1	167.6
Property, plant and equipment development expenditures	(557.3)	(614.8)
Exploration and evaluation expenditures	(50.4)	(113.3)
Net reclamation fund contributions	(2.8)	(1.8)
Change in non-cash working capital (Note 21)	6.9	4.5
	(636.2)	(615.6)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	194.1	(1.5)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	0.5	2.0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$194.6	$0.5
The following are included in cash flow from operating activities:
Income taxes paid in cash	$-	$1.7
Interest paid in cash	$30.0	$25.8

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and December 31, 2011

(all tabular amounts in Cdn$ millions, except per share amounts)

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

ARC’s principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were prepared using accounting policies consistent with IFRS. A summary of ARC’s significant accounting policies under IFRS is presented in Note 3.

The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd. Any reference to the “Company” or “ARC” throughout these financial statements refers to the Company and its subsidiaries. All inter-entity transactions have been eliminated.

The financial statements have been prepared on the historical cost basis with the exception of the following which are measured at fair value:

•	available-for-sale financial assets
•	short-term investments; and
•	derivative financial instruments.

These financial statements were authorized for issue by the Board of Directors on February 6, 2013.

3.	SUMMARY OF ACCOUNTING POLICIES

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids (“NGLs”) owned by ARC is recognized when title is transferred from ARC to its customers. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, and NGLs (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	ARC has transferred the significant risks and rewards of ownership of the goods to the buyer;
•	ARC retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to ARC; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is presented net of royalties accrued.

Transportation

Costs paid by ARC for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Interests

ARC conducts many of its oil and gas production activities through jointly controlled assets and the financial statements reflect only ARC’s proportionate interest in such activities.

Long-Term Incentive Plans

Restricted Share Unit & Performance Share Unit and Deferred Share Unit Plans

ARC has established a cash-settled Restricted Share Unit & Performance Share Unit Plan (“RSU & PSU Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of ARC as well as a Deferred Share Unit Plan (“DSU Plan”) for non-employee directors. Compensation expense associated with the RSU & PSU Plan and the DSU Plan is granted in the form of Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”) and is determined based on the fair value of the share units at grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period-end share price, the number of RSUs, PSUs and DSUs outstanding at each period end, and certain management estimates. As a result, large fluctuations in compensation expense may occur due to changes in the underlying share price or revised estimates of relevant performance factors. In addition, compensation expense is amortized and recognized in earnings over the relevant service period of the RSU & PSU Plan and DSU Plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and accrued long-term incentive compensation liability is dependent on the expected payout date.

Share Option Plan

ARC has established a share option plan for certain employees and consultants. The fair value of share options issued to employees is determined on their grant date using a valuation model and recorded as compensation expense over the period that the share options vest, with a corresponding increase to contributed surplus. The exercise price of the share options granted may be reduced by the amount of dividends declared in future periods in accordance with the terms of the plan. Forfeitures are estimated through the vesting period based on past experience and future expectations, and adjusted upon actual vesting. When share options are exercised, the proceeds, together with the amounts recorded in contributed surplus, are recorded in shareholders’ capital. No share options have been issued to consultants to date.

Cash Equivalents

Cash equivalents include market deposits and similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Funds

Reclamation funds hold investment grade assets and cash and cash equivalents. Investments are categorized as available-for-sale assets. Available-for-sale assets are initially measured at fair value with subsequent changes in fair value recognized in other comprehensive income, net of tax.

Goodwill

ARC records goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired company. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment on an annual basis, or more frequently if potential indicators of impairment exist.

Intangible Exploration and Evaluation Assets (“E&E”)

Intangible exploration and evaluation costs are capitalized until the technical feasibility and commercial viability, or otherwise, of the relevant projects have been determined. E&E costs may include costs of license acquisition, technical services and studies, and exploration drilling and testing. Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the intangible exploration asset.

If an E&E project is determined to be unsuccessful, all associated costs are charged to the statement of income at that time.

If commercial reserves are established for a project classified as E&E, the relevant cost is transferred from E&E to development and production assets which are classified as property, plant and equipment on the consolidated balance sheet. Assets are reviewed for impairment prior to any such transfer.

Assets classified as E&E are not amortized.

Costs incurred prior to obtaining the legal right to explore are expensed as incurred.

Property, Plant and Equipment (“PP&E”)

Items of PP&E, which include oil and gas development and production assets and administrative assets, are measured at cost less accumulated depletion, depreciation and amortization and accumulated impairment losses.

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized separately in the statement of income.

Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the statement of income.

Overhead costs which are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by management are capitalized. These costs include compensation costs paid to internal personnel dedicated to capital projects.

Depletion, Depreciation and Amortization

Development and production assets are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Depletion expense is calculated on the unit-of-production basis based on:

(a)	total estimated proved and probable reserves calculated in accordance with Ontario Securities Commission’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)	total capitalized costs plus estimated future development costs of proved and probable reserves, including future estimated asset retirement costs; and

(c)	relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation of corporate assets is calculated on a straight-line basis over the useful life of the related assets.

Impairment

Development and Production Assets

ARC’s development and production assets are grouped into cash generating units (“CGUs”) for the purpose of assessing impairment. A CGU is a grouping of assets that generate cash inflows independently of other assets held by the Company. Geological formation, product type, geography and internal management are key factors considered when grouping ARC’s oil and gas assets into CGUs.

CGUs are reviewed at each reporting date for indicators of potential impairment. If such indicators exist, an impairment test is performed by comparing the CGU’s carrying value to its recoverable amount, defined as the greater of a CGU’s fair value less cost to sell and its current value in use. Any excess of carrying value over recoverable amount is recognized in the statement of income as an impairment charge, included within depletion, depreciation and amortization.

If there is an indicator that a previously recognized impairment charge may no longer be valid, the recoverable amount of the relevant CGU is calculated and compared against the carrying amount. An impairment charge is reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion, if no impairment loss had been recognized.

E&E, Administrative Assets and Goodwill

E&E, administrative assets and goodwill are assessed for impairment at the operating segment level. Goodwill has not been attributed to individual CGUs as ARC believes the goodwill it has acquired enhances the value of all of its pre-existing CGUs through enhanced operating efficiencies. Impairment tests are carried out when E&E assets are transferred to development and production assets following the declaration of commercial reserves, and any time that circumstances arise which could indicate a potential impairment. Irrespective of whether there is any indication of impairment, goodwill balances are tested for impairment annually. An impairment loss is recognized if the total carrying values of E&E, administrative assets and goodwill exceed the aggregate impairment cushions calculated for each of ARC’s CGUs and is applied first to reduce the carrying amount of goodwill and then to E&E and administrative assets on a pro-rata basis. Any impairment loss of goodwill is not reversed.

If E&E, administrative assets and goodwill are subject to impairment testing in the same period in which there is an indication of impairment in one of ARC’s CGUs, that CGU is first tested for impairment and any resulting impairment loss is recorded prior to conducting impairment tests on assets at the operating segment level.

Assets Held for Sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in the consolidated statement of income in the period measured. Non-current assets held for sale are presented in current assets and liabilities within the consolidated balance sheet. Assets held for sale are not depleted, depreciated or amortized.

Asset Retirement Obligations

ARC recognizes an asset retirement obligation (“ARO”) in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. On a periodic basis, management reviews these estimates and changes, if any, are applied prospectively. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase to the carrying amount of the related asset. The capitalized amount is depreciated on a unit-of-production basis over the life of the associated proved plus probable reserves. The long-term liability is increased each reporting period with the passage of time and the associated accretion charge is recognized in earnings. Periodic revisions to the liability specific discount rate, estimated timing of cash flows or to the original estimated undiscounted cost can also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the obligation are recorded against the ARO to the extent of the liability recorded.

Deferred Taxes

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

Deferred income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax assets and tax liabilities are offset to the extent there is a legally enforcable right to set off the recognized amounts and the intent is to either settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial Instruments

Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below.

a. Fair value through profit and loss

Financial assets and liabilities designated as fair value through profit and loss are subsequently measured at fair value with changes in those fair values charged immediately to earnings. ARC classifies all risk management contracts and short-term investments as fair value through profit and loss. Cash and cash equivalents are also classified as fair value through profit and loss.

b. Available-for-sale assets

Available-for-sale financial assets are subsequently measured at fair value with changes in fair value recognized in Other Comprehensive Income (“OCI”), net of tax. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset. ARC classifies its reclamation fund assets as available-for-sale assets. Transaction costs related to the purchase of available-for-sale assets are recognized in the statement of income.

c. Held-to-maturity investments, loans and receivables and other financial liabilities

Held-to-maturity investments, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest method. ARC classifies accounts receivable as loans and receivables, and accounts payable and accrued liabilities, long-term incentive compensation liability, dividends payable and long-term debt as other financial liabilities.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the consolidated balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.

ARC’s functional and presentation currency is Canadian dollars.

4.	NEW ACCOUNTING POLICIES

Future Accounting Changes

ARC has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•	IFRS 10, “Consolidated Financial Statements” supercedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities. The adoption of this standard is not expected to have any impact on ARC’s financial statements.

•	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The adoption of this standard is not expected to have any impact on ARC’s financial statements.

•	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities. The adoption of this standard is not expected to have a material impact on ARC’s financial statements.

•	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard is expected to require the revaluation of certain derivative financial liabilities on ARC’s balance sheet to reflect an appropriate amount of risk of non-performance by ARC. ARC does not expect this revaluation to be material to its financial statements.

As of January 1, 2015 , ARC will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of the standard remain in development and the full impact of the standard on ARC’s Consolidated Financial Statements will not be known until the project is complete.

5.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year. Actual results could differ from those estimated. The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.

Recoverability of Asset Carrying Values

The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of its fair value less cost to sell and value in use.

At December 31, 2012 the recoverable amounts of ARC’s CGUs were estimated as their fair value less cost to sell based on the following information:

i)	the net present value of the after-tax cash flows from oil and gas reserves of each CGU based on reserves estimated by ARC’s independent reserve evaluator; and

ii)	the fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator with consideration given to acquisition metrics of recent transactions completed on similar assets to those contained within the relevant CGU.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)	Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)	Oil and natural gas prices – Forward price estimates of the oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

As a result of a reduced forward commodity price outlook for natural gas and widening price differentials for crude oil, impairment tests were carried out at December 31, 2012 and were based on fair value less costs to sell calculations, using an after-tax discount rate of 10 per cent and the following forward commodity price estimates:

Year	Edmonton Light Crude Oil (Cdn$/bbl)(1)	WTI Oil (US$/bbl)(1)	AECO Gas (Cdn$/mmbtu)(1)	Cdn$/US$ Exchange Rates(1)
2013	85.00	90.00	3.38	1.00
2014	91.50	92.50	3.83	1.00
2015	94.00	95.00	4.28	1.00
2016	96.50	97.50	4.72	1.00
2017	96.50	97.50	4.95	1.00
2018	96.50	97.50	5.22	1.00
2019	97.54	98.54	5.32	1.00
2020	99.51	100.51	5.43	1.00
2021	101.52	102.52	5.54	1.00
2022	103.57	104.57	5.64	1.00
Remainder	+2.0% per year	+2.0% per year	+2.0% per year	1.00

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2013.

For the year ended December 31, 2012, ARC recorded an impairment of $53 million for the Southern Alberta Southwest Saskatchewan CGU. A one per cent increase in the assumed discount rate would result in an additional impairment for this CGU of $14.8 million, while a five per cent decrease in the forward commodity price estimate would result in an additional impairment of approximately $29.1 million.

For the year ended December 31, 2011, ARC recorded an impairment charge (net of recoveries of $28.4 million) of $71.9 million. The net impairment loss was recorded in the Southern Alberta and Southwest Saskatchewan CGU.

The carrying value of goodwill at December 31, 2012 is $248.2 million. This value is supported by the combined excess recoverable amount over the current carrying value of ARC’s operating segment.

Depletion of Oil and Gas Assets

Depletion of oil and gas assets is determined based on total proved and probable reserve values as well as future development costs as estimated by ARC’s external reserve evaluator. See (a) above for discussion of estimates and judgments involved in reserve estimation.

Asset Retirement Obligation

The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.

Derivative Instruments

The estimated fair value of derivative instruments resulting in financial assets and liabilities is reliant upon a number of estimated variables including forward commodity prices, foreign exchange rates and interest rates, volatility curves and risk of non-performance. A change in any one of these factors could result in a change to the overall estimated valuation of the instrument.

Employee Compensation Costs

Compensation expense accrued for ARC’s Performance Share Unit Plan is dependent on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier. The determination of the performance multiplier is subject to management estimation.

Compensation expense recorded for ARC’s Share Option Plan is based on a binomial-lattice option pricing model. The inputs to this model rely on management judgment.

6.	CASH AND CASH EQUIVALENTS

The cash balance of $194.6 million at December 31, 2012 and $0.5 million at December 31, 2011 was held in investment grade assets.

7.	FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations. ARC is exposed to credit risk with respect to its cash equivalents, short-term investments, accounts receivable, reclamation fund, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks.  ARC manages this credit risk as follows:

•	By entering into sales contracts with only established creditworthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit;
•	By limiting exposure to any one counterparty in accordance with ARC’s credit policy; and
•	By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction, are not less than investment grade.

The majority of the credit exposure on accounts receivable at December 31, 2012 pertains to accrued revenue for December 2012 production volumes.  ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”). Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. At December 31, 2012, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance.

ARC’s allowance for doubtful accounts was nil as at December 31, 2012 and December 31, 2011. ARC did not record any additional provisions for non-collectable accounts receivable during the years ended December 31, 2012 and 2011.

When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. As at December 31, 2012, $4.4 million of accounts receivable are past due, all of which are considered to be collectable ($2.9 million at December 31, 2011).

Maximum credit risk is calculated as the total recorded value of cash and cash equivalents, accounts receivable, reclamation fund, short-term investments, and risk management contracts at the balance sheet date.

8.	RECLAMATION FUND

	December 31, 2012	December 31, 2011
Balance, beginning of year	$26.9	$25.0
Contributions	4.4	3.7
Reimbursed expenditures (1)	(1.8)	(2.2)
Interest earned on funds	0.3	0.3
Net unrealized gains on available-for-sale-assets	-	0.1
Balance, end of year (2)	$29.8	$26.9

(1)	Amount differs from actual expenditures incurred by ARC due to timing differences and discretionary reimbursements.
(2)	As at December 31, 2012 the restricted reclamation fund held the balance in investment grade assets.

ARC has established a restricted reclamation fund to finance obligations specifically associated with one of its assets. Required contributions to this fund will vary over time and have been disclosed as commitments in Note 19. Interest earned on the respective investments is retained within the fund.

9.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles ARC’s E&E assets:

E&E
Balance, December 31, 2010	$74.4
Additions	113.3
Balance, December 31, 2011	$187.7
Additions	50.4
Balance, December 31, 2012	$238.1

10.	PROPERTY, PLANT AND EQUIPMENT

The following table reconciles ARC’s property, plant and equipment:

Cost	Development and Production Assets	Administrative Assets
Balance, December 31, 2010	$4,699.3	$41.4
Additions	818.3	3.6
Assets reclassified as held for sale	(13.0)	-
Balance, December 31, 2011	$5,504.6	$45.0
Additions	624.4	5.3
Assets reclassified as held for sale	(5.0)	-
Assets reclassified from held for sale	5.3	-
Balance, December 31, 2012	$6,129.3	$50.3

Accumulated depletion, depreciation, amortization and impairment
Balance, December 31, 2010	$(394.4)	$(3.1)
Depletion, depreciation and amortization	(430.6)	(5.7)
Impairment (Note 5)	(71.9)	-
Accumulated depletion reclassified as held for sale	1.7	-
Balance, December 31, 2011	$(895.2)	$(8.8)
Depletion, depreciation and amortization	(511.6)	(6.5)
Impairment (Note 5)	(53.0)	-
Accumulated depletion reclassified as held for sale	0.6	-
Accumulated depletion reclassified from held for sale	(0.7)	-
Balance, December 31, 2012	$(1,459.9)	$(15.3)

Carrying amounts
As at December 31, 2011	$4,609.4	$36.2
As at December 31, 2012	$4,669.4	$35.0

For the year ended December 31, 2012 $27.9 million (2011 - $25.7 million) of direct and incremental general and administrative expenses were capitalized to property, plant and equipment.

In the year ended December 31, 2011 ARC disposed of $130.6 million of PP&E that was classified as held for sale of which $123.9 million was classified as held for sale as at December 31, 2010. Gains totaling $89.5 million were recognized in the statement of income in respect of these disposals.

Assets held for sale
Balance, December 31, 2010	$123.9
Additions	11.3
Disposals	(130.6)
Balance, December 31, 2011	$4.6
Additions	4.4
Disposals	(4.1)
Reclassified to development and production assets	(4.6)
Balance, December 31, 2012	$0.3

11.	FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity through strategies such as continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional equity. Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities.

The following table details ARC’s financial liabilities as at December 31, 2012:

	Financial Liabilities
($ millions)	Carrying Amount	Cash Obligation	1 year	2 - 3 years	4 - 5 years	Beyond 5 years
Accounts payable and accrued liabilities (1)	301.0	304.9	304.9	-	-	-
Dividends payable (2)	30.9	20.5	20.5	-	-	-
Risk management contracts (3)(4)	10.8	15.4	0.5	0.5	0.8	13.6
Senior notes and interest (5)	787.4	1,043.5	76.7	149.7	138.5	678.6
Accrued long-term incentive compensation (1)	24.5	46.8	-	46.8	-	-
Total financial liabilities	1,154.6	1,431.1	402.6	197.0	139.3	692.2

(1)	Cash obligations associated with the RSU & PSU Plans represent the total amount expected to be paid out on vesting. Additional vesting of awards will be accrued in subsequent years.
(2)	Amounts payable for the dividend represent the net cash payable after dividend reinvestment.
(3)	Amounts payable under risk management contracts have been presented at their future value without any reduction for entity-specific risk.
(4)	Risk management contracts are derivatives. All other financial liabilities contained in this table are non-derivative liabilities.
(5)	Cash obligation includes future interest payments.

ARC actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost. Refer to Note 12 for further details on available amounts under existing banking arrangements and Note 14 for further details on capital management.

12.	LONG-TERM DEBT

	December 31, 2012	December 31, 2011
Syndicated credit facilities:
Cdn$ denominated	$-	$319.9
Working capital facility	-	3.9
Senior notes:
Master Shelf Agreement:
5.42% US$ Note	46.6	57.2
4.98% US$ Note	49.7	50.9
2004 Note Issuance
4.62% US$ Note	12.8	19.6
5.10% US$ Note	19.1	24.4
2009 Note Issuance
7.19% US$ Note	53.7	68.6
8.21% US$ Note	34.8	35.6
6.50% Cdn$ Note	23.2	29.0
2010 Note Issuance
5.36% US$ Note	149.2	152.6
2012 Note Issuance
3.31% US$ Note	59.7	-
3.81% US$ Note	298.6	-
4.49% Cdn$ Note	40.0	-
Total long-term debt outstanding	$787.4	$761.7

Credit Facilities

ARC has a $1 billion, annually extendible, financial covenant-based syndicated credit facility (“the facility”). The current maturity date of the facility is August 3, 2016. ARC also has in place a $25 million demand working capital facility and a $25 million letter of credit facility. Both the working capital facility and the letter of credit facility are subject to the same covenants as the syndicated credit facility.

Borrowings under the facility bear interest at Canadian bank prime (three per cent at both December 31, 2012 and 2011) or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or US dollar LIBOR loan rates, plus applicable margin and stamping fee. The total stamping fees range between 160 bps and 325 bps on Canadian bank prime and US base rate borrowings and between 60 bps and 225 bps on Canadian dollar bankers’ acceptance and US dollar LIBOR borrowings. The undrawn portion of the facility is subject to a standby fee in the range of 32 to 65 bps.

The weighted average interest rate under the credit facility was two per cent for the year ended December 31, 2012 (three per cent for the year ended December 31, 2011).

At December 31, 2011, an amount of $3.9 million due under ARC’s working capital facility in the following 12 months had not been included in current liabilities as ARC has the ability and intent to refinance these amounts through the syndicated credit facility.

Senior Notes Issued Under a Master Shelf Agreement

These senior notes were issued in two separate tranches pursuant to an Uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$46.9 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010
March 5, 2010	US$50 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015

Senior Notes Not Subject to the Master Shelf Agreement

The senior notes not subject to the Master Shelf Agreement were issued via private placements. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$12.8 million	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$19.2 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US$54.0 million	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$35.0 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn$23.2 million	6.50%	April 14, 2016	Five equal installments beginning April 14, 2012
May 27, 2010	US$150.0 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018
August 23, 2012	US$60.0 million	3.31%	August 23, 2021	Five equal installments beginning August 23, 2017
August 23, 2012	US$300.0 million	3.81%	August 23, 2024	Five equal installments beginning August 23, 2020
August 23, 2012	Cdn$40.0 million	4.49%	August 23, 2024	Five equal installments beginning August 23, 2020

Credit Capacity

The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2012:

	Credit Capacity	Drawn	Remaining
Syndicated credit facility	$1,000.0	$-	$1,000.0
Working capital facility	25.0	-	25.0
Senior Notes subject to a Master Shelf Agreement(1)	223.9	96.3	127.6
Senior Notes not subject to a Master Shelf Agreement	691.1	691.1	-
Total	$1,940.0	$787.4	$1,152.6

(1)	Total credit capacity is US$225 million.

Debt Covenants

The following are the significant financial covenants governing the revolving credit facilities:

•	Long-term debt and letters of credit not to exceed three times trailing twelve month net income before non-cash items and interest expense;
•	Long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items and interest expense; and
•	Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period. As at December 31, 2012, ARC had $9.1 million in letters of credit ($12.9 million dollars in 2011), no subordinated debt, and was in compliance with all covenants.

The fair value of all senior notes as at December 31, 2012, is $827.9 million compared to a carrying value of $787.4 million ($467.1 million compared to $437.8 million as at December 31, 2011).

13.	ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. ARC has estimated the net present value of its total asset retirement obligations to be $532.9 million as at December 31, 2012 ($496.4 million at December 31, 2011) based on a total future undiscounted liability of $1.39 billion ($1.37 billion at December 31, 2011). At December 31, 2012 management estimates that these payments are expected to be made over the next 60 years with the majority of payments being made in years 2061 to 2072. The Bank of Canada’s long term bond rate of 2.36 per cent (2.5 per cent in 2011) and an inflation rate of two per cent (two per cent in 2011) were used to calculate the present value of the asset retirement obligations.

The following table reconciles ARC’s provision for asset retirement obligations:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Balance, beginning of year	$496.4	$381.7
Increase in liabilities relating to development activities	5.9	6.3
Increase in liabilities relating to change in estimate and discount rate	29.7	105.6
Settlement of reclamation liabilities during the period	(11.9)	(8.4)
Accretion expense	12.4	13.4
Reclassified as liabilities associated with assets held for sale	0.4	(2.2)
Balance, end of year	$532.9	$496.4

14.	CAPITAL MANAGEMENT

ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

•	Fund its development and exploration program;
•	Provide financial flexibility to execute on strategic opportunities; and
•	Maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to shareholders.

ARC manages the following capital:

•	Common shares and
•	Net debt, which includes long-term debt and working capital deficit (surplus), if any. Working capital deficit (surplus) is calculated as current liabilities less current assets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale.

When evaluating ARC’s capital structure, management’s objective is to target net debt between one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization. As at December 31, 2012 ARC’s net debt to funds from operations ratio is 1.0 and its net debt to total capitalization ratio is 9.0 per cent.

($ millions)	Year Ended December 31, 2012	Year Ended December 31, 2011
Cash from operating activities	703.5	902.7
Net change in other liabilities (Note 21)	10.6	9.6
Change in non-cash working capital (Note 21)	5.7	(68.0)
Funds from operations	719.8	844.3

($ millions, except per share and per cent amounts)	December 31, 2012	December 31, 2011
Long-term debt (1)	787.4	761.7
Accounts payable and accrued liabilities	301.0	305.0
Dividends payable	30.9	28.9
Financial liabilities associated with assets held for sale	-	0.3
Cash and cash equivalents, accounts receivable, prepaid expenses, and short-term investment	(373.7)	(186.2)
Net debt obligations	745.6	909.7

Shares outstanding (millions)	308.9	288.9
Share price (2)	24.44	25.10
Market capitalization	7,549.5	7,251.4
Net debt obligations	745.6	909.7
Total capitalization	8,295.1	8,161.1

Net debt as a percentage of total capitalization	9.0%	11.1%
Net debt to funds from operations	1.0	1.1

(1)	Includes current portion of long-term debt at December 31, 2012 and 2011 of $39.7 million and $40.5 million respectively.
(2)	TSX closing price as at December 31, 2012 and December 31, 2011 respectively.

ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.

In addition to internal capital management, ARC is subject to various covenants under its credit facilities. Compliance with these covenants is monitored on a quarterly basis and as at December 31, 2012 ARC is in compliance with all covenants.

15.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT

Financial Instrument Classification and Measurement

ARC’s financial instruments on the Consolidated Balance Sheet are carried at amortized cost with the exception of cash and cash equivalents, short-term investment, reclamation fund assets and risk management contracts, which are carried at fair value. With the exception of ARC’s senior notes, there were no significant differences between the carrying value of financial instruments and their estimated fair values as at December 31, 2012. The fair value of the ARC’s senior notes is disclosed in Note 12.

All of ARC’s cash and cash equivalents, short-term investment, risk management contracts, and reclamation fund assets are transacted in active markets. ARC classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument.

•	Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
•	Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.
•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

ARC’s cash and cash equivalents, reclamation fund assets and risk management contracts have been assessed on the fair value hierarchy described above. ARC’s cash and cash equivalents and reclamation fund assets are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

ARC holds an investment in a junior oil and gas producing company that had an initial cost of $2.9 million. The short-term investment is classified as fair value through profit and loss and is presented at fair value with any periodic change in fair value being recorded as an unrealized gain or loss in the Consolidated Statements of Income. At December 31, 2012, the fair value of ARC’s investment was $1.7 million ($3.3 million at December 31, 2011) and an unrealized loss of $1.6 million was recorded for 2012 (loss of $0.2 million in 2011). ARC classifies this investment as Level 1 in the fair value hierarchy.

Market Risk Management

ARC is exposed to a number of market risks that are part of its normal course of business. ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors. The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on ARC’s net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.

Commodity Price Risk

ARC’s operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2012. The sensitivity is based on a US$10 increase and decrease in the price of WTI, a US$0.50 increase and decrease in the price of NYMEX natural gas, a five per cent increase and 10 per cent decrease in AECO basis relative to NYMEX, and a Cdn$20 increase and Cdn$10 decrease in the AESO Power price. The commodity price assumptions are based on management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between December 31, 2012 and ARC’s next reporting date.

Sensitivity of Commodity Price Risk Management Contracts
	Increase in Commodity Price			Decrease in Commodity Price
	Crude Oil	Natural Gas	Electricity	Crude Oil	Natural Gas	Electricity
Net income (decrease) increase	(39.6)	(104.5)	1.6	41.5	151.8	(1.0)

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and ARC’s next reporting date. The results of the sensitivity should not be considered to be predictive of future performance. Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

ARC has both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.

Foreign Exchange Risk

North American oil and natural gas prices are based upon US dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Cdn$/US$ foreign exchange rate that may fluctuate over time. In addition ARC has US dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2012 as well as the unrealized gain or loss on revaluation of outstanding US dollar denominated debt. The sensitivity is based on a 10 per cent increase and 10 per cent decrease in the Cdn$/US$ foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Risk management contracts	$(0.2)	$0.4
US dollar denominated debt	(14.6)	14.6
Net income (decrease) increase	$(14.8)	$15.0

Increases and decreases in foreign exchange rates applicable to US dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the period ended December 31, 2012.

Risk Management Contracts

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices.

Following is a summary of all risk management contracts in place as at December 31, 2012:

Financial WTI Crude Oil Contracts
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl(1)	US$/bbl(1)	US$/bbl(2)
1-Jan-13	30-Jun-13	3-Way	2,000	90.00	65.00	110.00
1-Jan-13	31-Dec-13	3-Way	4,000	100.00	65.00	110.00
1-Jan-13	31-Dec-13	3-Way	2,000	90.00	60.00	100.00
1-Jan-13	31-Dec-13	3-Way	4,000	95.00	65.00	105.00
1-Jan-13	31-Dec-13	Collar	2,000	95.00	-	100.00
1-Jul-13	31-Dec-13	Collar	2,000	95.00	-	100.00
(1)	Settled on the monthly average price.
(2)	Settled on the term average price.

Financial WTI Crude Oil Swap Contracts
			Volume	Sold Swap	Sold Put
Term		Contract	bbl/d	US$/bbl	US$/bbl(3)
1-Jan-13	30-Jun-13	Swap	2,000	$90.08	65.00
(3)	Settled on the monthly average price.

Financial WTI Crude Oil First vs Second Month Calendar Spread Contracts(4)
			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Jan-13	31-Dec-13	Swap	2,000	0.40
1-Jan-13	31-Dec-13	Put	2,000	0.40
1-Jan-14	31-Dec-14	Swap	2,000	0.31
(4)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average.

Financial NYMEX Natural Gas Swap Contracts(5)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Jan-13	31-Dec-13	Swap	40,000	3.54
(5)	Last Day Settlement.

Financial NYMEX Natural Gas Contracts(6)
			Volume	Bought Put	Sold Call
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jan-13	31-Dec-13	Collar	90,000	3.25	4.00
1-Jan-13	31-Dec-13	Collar	10,000	3.50	4.25
1-Jan-13	31-Dec-13	Collar	10,000	3.60	4.25
1-Apr-13	31-Oct-13	Collar	30,000	3.75	4.25
1-Jan-14	31-Dec-14	Collar	30,000	4.00	4.50
1-Jan-14	31-Dec-17	Collar	60,000	4.00	5.00
(6)	Last Day Settlement.

Financial AECO Basis Swap Contracts
			Volume	Ratio Swap
Term		Contract	mmbtu/d	AECO/NYMEX(7)
1-Jan-13	31-Dec-14	Swap	170,000	89.8%
1-Jan-15	31-Dec-17	Swap	110,000	90.6%
(7)	ARC receives NYMEX price based on Last Day (LD) settlement multiplied by AECO/NYMEX US$/mmbtu ratio; ARC pays AECO (7a) monthly index US$/mmbtu.

Financial Electricity Heat Rate Contracts(8)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Jan-13	31-Dec-13	Heat Rate Swap	10	9.15
(8)	ARC pays AECO (5a) x Heat Rate; ARC receives floating AESO power price.

At December 31, 2012, the net fair value associated with ARC’s risk management contracts was $21.8 million ($2.8 million at December 31, 2011). ARC recorded gains on risk management contracts of $80.6 million for the year ended December 31, 2012 in its consolidated income statement (gains of $59.3 million for the year ended December 31, 2011).

16.	INCOME TAXES

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before deferred income tax expense as follows:

	December 31, 2012	December 31, 2011
Income before tax	$188.4	$384.0
Canadian statutory rate(1)	25.0%	26.5%
Expected income tax expense at statutory rates	47.1	101.8
Effect on income tax of:
Effect of change in corporate tax rate	-	(6.4)
Unrealized loss on foreign exchange	0.1	1.7
Change in estimated pool balances	2.8	(0.3)
Other	(0.8)	0.2
Income tax expense	$49.2	$97.0
(1)	The statutory rate consists of the combined statutory tax rate for the Company and its subsidiaries for the years ended December 31, 2012 and December 31, 2011. The general combined Federal/Provincial tax rate lowered to 25.0% in 2012 from 26.5% in 2011 due to the Federal rate dropping from 16.5% in 2011 to 15.0% in 2012.

	December 31, 2012	December 31, 2011
Deferred taxes liabilities:
Capital assets in excess of tax value	$651.9	$610.9
Risk management contracts	8.2	6.2
Long-term debt	6.1	6.1
Partnership deferral	12.9	120.5

Deferred tax assets:
Asset retirement obligations	(133.6)	(124.5)
Non-capital losses	-	(80.7)
Risk management contracts	(2.7)	(5.5)
Long-term incentive compensation expense	(13.1)	(13.1)
Attributed Canadian royalty income	-	(4.5)
Other	(7.4)	(9.0)
Deferred taxes	$522.3	$506.4

A continuity of deferred taxes is detailed in the following tables:

($ millions)	Balance December 31,2011 Asset (Liability)	Recognized in Profit or Loss Asset (Liability)	Recognized in Equity Asset (Liability)	Recognized in Property, Plant and Equipment Asset (Liability)	Balance December 31, 2012 Asset (Liability)

Property, plant and equipment	(610.9)	(40.8)	-	(0.2)	(651.9)
Risk management contracts	(0.7)	(4.8)	-	-	(5.5)
Long-term debt	(6.1)	-	-	-	(6.1)
Partnership deferral	(120.5)	107.6	-	-	(12.9)
Asset retirement obligation	124.5	9.1	-	-	133.6
Non-capital losses	80.7	(80.7)	-	-	-
Long-term incentive compensation expense	13.1	-	-	-	13.1
Attributed Canadian royalty income	4.5	(4.5)	-	-	-
Other	9.0	(5.2)	3.6	-	7.4
Total	(506.4)	(19.3)	3.6	(0.2)	(522.3)

The petroleum and natural gas properties and facilities owned by ARC have an approximate federal tax basis of $2.4 billion ($2.7 billion in 2011) available for future use as deductions from taxable income.

The following is a summary of the estimated ARC tax pools:

	December 31, 2012	December 31, 2011
Canadian oil and gas property expenses(1)	$826.0	$876.8
Canadian development expenses(1)	875.8	678.0
Canadian exploration expenses(1)	22.9	103.6
Undepreciated capital costs	595.8	690.0
Non-capital losses	-	290.7
SR&ED tax pools	-	28.7
Other	29.3	19.7
Estimated tax basis, federal	2,349.8	2,687.5
Provincial tax pools	28.1	177.6
(1)	The tax pools presented reflect the application of partnership deferral rules. There is a deferral of partnership income of $51.6 million inherent in the income tax calculation for the year ended December 31, 2012. This deferral, as available under Canadian income tax legislation utilizes $118 million of the income tax pools in the table above.

For the year ended December 31, 2012, ARC incurred current tax expense of $29.9 million. No current taxes were incurred in the year ended December 31, 2011.

17.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Year Ended December 31, 2012	Year Ended December 31, 2011
Common shares, beginning of year	288,895	284,379
Equity offering	14,588	-
Dividend reinvestment program	5,405	4,516
Common shares, end of year	308,888	288,895

Net income per common share has been determined based on the following:

(thousands of shares)	Year Ended December 31, 2012	Year Ended December 31, 2011
Weighted average common shares	297,161	286,593
Dilutive impact of share options	81	-
Diluted common shares	297,242	286,593

On August 22, 2012, ARC issued 14,587,750 common shares at a price of $23.65 per share for aggregate gross proceeds of $345 million. Share issue costs of $14.3 million were incurred as a result of this transaction.

Dividends for the years ended December 31, 2012 and 2011 were $1.20 per share.

On January 16, 2013 the Board of Directors declared a monthly dividend of $0.10 per common share, payable in cash, to shareholders of record on January 31, 2013. The dividend payment date is February 15, 2013.

18.	LONG TERM INCENTIVE PLANS

RSU & PSU Plan

ARC’s share-based Long-Term Incentive Plan (RSU & PSU Plan) results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units. The RSU & PSU Plan consists of Restricted Share Units (“RSUs”) for which the number of share units is fixed and will vest evenly over a period of three years and Performance Share Units (“PSUs”) for which the number of share units is variable and will vest at the end of three years.

Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date. The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier. The performance multiplier is calculated using the percentile rank of ARC’s Total Shareholder Return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.

A portion of total compensation costs associated with the RSU & PSU Plan is charged to property, plant and equipment to reflect those costs that are directly attributable to spending on capital projects, a portion is charged to operating expenses to reflect the awards that are attributable to certain individuals working in field operations, and the remainder is charged to general and administrative expense.

DSU Plan

ARC offers a DSU Plan to non-employee directors, under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant, but is distributed only when the director has ceased to be a member of the Board of Directors of the Company. Compensation expense associated with the DSU Plan is based on the fair value of DSUs at the date of grant, adjusted to the current fair value of outstanding awards at each period end. Units are settled in cash based on the common share price plus accrued dividends. Compensation expense relating to the DSU Plan is charged to general and administrative expense.

The following table summarizes the RSU, PSU and DSU movement for the year ended December 31, 2012:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, beginning of period	852	1,445	64
Granted	354	572	70
Distributed	(443)	(517)	-
Forfeited	(67)	(99)	-
Balance, end of period	696	1,401	134

Compensation charges relating to the RSU & PSU and DSU Plans can be reconciled as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011
General and administrative expense	32.4	25.5
Operating expense	4.8	4.3
Property, plant and equipment	3.4	2.5
Total compensation charges	$40.6	$32.3
Cash payments	$40.9	$28.1

At December 31, 2012 $28.6 million of compensation amounts payable were included in accounts payable and accrued liabilities on the Consolidated Balance Sheet ($35 million at December 31, 2011), and $24.5 million was included in long-term incentive compensation liability ($18.5 million at December 31, 2011). A recoverable amount of $0.8 million was included in accounts receivable at December 31, 2012 ($0.9 million at December 31, 2011).

Share Option Plan

Share options are granted to officers, certain employees and certain consultants of ARC which vest evenly on the fourth and fifth anniversary of their grant date and have a maximum term of seven years. The option holder has the right to exercise the options at the original grant price or at a reduced exercise price, equal to the grant price less all dividends paid subsequent to the grant date and prior to the exercise date.

ARC estimates the fair value of share options granted using a binomial-lattice option pricing model. The grant date fair values of the share option plans were $3.6 million, or $8.40 per option outstanding for the 2011 grant and $5.5 million, or $5.25 per option outstanding for the 2012 grant. The following assumptions were used to arrive at the estimated fair value at the date of the options grants:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Grant date share price	$20.20 - $27.11	$27.11
Exercise price (1)	$19.60 - $25.01	$26.21
Expected annual dividends	$1.20	$1.20
Expected volatility (2)	37.00% - 38.00%	37.00%
Risk-free interest rate	1.39% - 2.61%	2.61%
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years
(1)	Exercise price is reduced monthly by the amount of dividend declared.
(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past 7 years.
(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.

ARC recorded compensation expense of $1 million relating to the share option plan for the year ended December 31, 2012 ($0.5 million at December 31, 2011).

The number of share options outstanding and related exercise prices are as follows:

	Year ended December 31, 2012
(number of units, thousands)	Share options	Weighted average exercise price
Balance, beginning of period	419	$26.21
Granted	1,056	20.20
Forfeited	(55)	23.69
Balance, end of period	1,420	21.06
Exercisable, end of period	-	-

19.	COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual obligations and commitments as at December 31, 2012:

	Payments Due by Period
($ millions)	1 year	2 – 3 years	4 - 5 years	Beyond 5 years	Total
Debt repayments (1)	39.7	83.0	81.5	583.2	787.4
Interest payments (2)	37.0	66.7	57.0	95.4	256.1
Reclamation fund contributions (3)	4.0	7.1	6.4	54.4	71.9
Purchase commitments	47.8	15.4	11.3	11.9	86.4
Transportation commitments	42.8	71.1	34.3	0.2	148.4
Operating leases	14.7	27.4	25.3	80.9	148.3
Risk management contract premiums (4)	0.5	4.8	4.8	-	10.1
Total contractual obligations	186.5	275.5	220.6	826.0	1,508.6
(1)	Long-term and short-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2012 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its current annual capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

20.	RELATED PARTIES

Interest in Partnership

ARC owns a 99.99% interest in the ARC Resources General Partnership (the “partnership”). The other 0.01% of the partnership is owned by 1504793 Alberta Ltd, a 100% owned subsidiary of ARC. ARC’s oil and gas properties are owned and administered by the partnership. ARC is also the sole beneficiary of the Redwater A&R Trust, which administers the reclamation fund on ARC’s behalf.

Key Management Personnel Compensation

ARC has determined that the key management personnel of ARC consists of its officers and directors. In addition to the salaries and directors fees paid to the officers and directors respectively, the Company also provides compensation to both groups under the Long-Term Incentive Plans. As well, the officers participate in ARC’s share option plan. The compensation included in general and administrative expenses relating to key management personnel for the year was $35.1 million (2011 - $26.7 million).

21.	SUPPLEMENTAL DISCLOSURES

Income Statement Presentation

ARC’s statement of income is prepared primarily by nature of expense, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statement of income.

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Operating	$28.9	$25.5
General and administrative	88.5	71.5
Total employee compensation costs	$117.4	$97.0

Cash Flow Statement Presentation

The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities.

	Year Ended	Year Ended
Changes in Non-Cash Working Capital	December 31, 2012	December 31, 2011
Accounts receivable	$4.1	$(11.6)
Accounts payable and accrued liabilities	(4.1)	86.5
Prepaid expenses	1.2	(2.4)
Total	1.2	72.5

Operating activities	(5.7)	68.0
Investing activities	6.9	4.5
Total	$1.2	$72.5

	Year Ended	Year Ended
Other Non-Cash Items	December 31, 2012	December 31, 2011
Non-cash lease inducement	$(2.2)	$0.3
Loss on short term investments	1.6	0.2
Share option expense	1.0	0.5
Total other non-cash items	$0.4	$1.0

	Year Ended	Year Ended
Net Change in Other Liabilities	December 31, 2012	December 31, 2011
Long-term incentive compensation liability	$6.0	$(6.4)
Risk management contracts	(4.7)	5.2
Asset retirement obligations	(11.9)	(8.4)
Total other liabilities	$(10.6)	$(9.6)